 Exhibit 9.2

Consent of the Independent Registered Public Accounting FirmBoard of DirectorsCredit Suisse AGWe consent to the incorporation by reference in the registration statement (No. 333-202913) on Form F-3 of Credit Suisse AG of our reports dated March 23, 2018 with respect to the consolidated balance sheets of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 20-F of the Bank.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerAuditor in ChargeZurich, SwitzerlandMarch 23, 2018